April 17, 2015

Jim B. Rosenberg

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

RE:                           Lannett Company, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2014

Filed August 29, 2014

File No. 001-31298

Dear Mr. Rosenberg:

We are providing you with this letter in response to your March 26, 2015 comment letter to Lannett Company, Inc. (“Lannett”).  For your convenience, we included your comment along with our corresponding response.

We trust you will find our responses to your comment letter to be consistent with our desire to best serve Lannett shareholders and the investment community as a whole.

SEC Comment # 1:

We note your response to prior comment 1.  As noted in our initial comment, please expand your proposed risk factor discussion to specifically define the phrases “a judgment on the merits” and “substantially achieves” as used in your bylaw provision.

Below is the Company’s proposed risk factor in full, as revised to define the phrases as requested by the Commission.

Under our Bylaws, individuals or entities that bring certain claims or join such claims may be obligated to reimburse the Company for the expenses it reasonably incurs in connection with such actions if the claim proves unsuccessful.

Our Bylaws provide, to the fullest extent permitted by law, in the event that any current or former stockholder (the “Claimant”) (x) initiates or asserts (1) any derivative action or proceeding brought on behalf of the Company, (2) any claim or counterclaim or other action against the Company or any of its directors, officers, employees or agents, including but not limited to federal securities law claims (each of the foregoing, a “Claim”), or joins any such Claim as a named party, or (y) joins, offers substantial assistance to or has a direct financial interest in any Claim and (z) the Claimant or the party who has brought such Claim does not thereby obtain a judgment on the merits that substantially achieves the full equitable, legal and monetary remedies or relief sought in the Claim, such Claimant shall be obligated to reimburse the Company for all costs, fees and expenses of any kind (including attorneys’ fees and the fees of experts) actually incurred by the Company in defending such Claim or in indemnifying any officer, director or third party for the costs, fees and expenses incurred by any such officer, director or third party in connection with such Claim. The Company believes that the term “judgment on the merits” means the determination of a court or jury after all relevant facts have been presented in evidence.  Additionally, the Company believes that a Claimant would need to prevail on a majority of the claims brought by such Claimant, be awarded a majority of the damages and other monetary relief sought by such Claimant, and be awarded a majority of the equitable and other relief sought by such Claimant in order to “substantially achieve” the full remedy sought in a claim.  Please note, however, that the court hearing any Claim would make the ultimate determination as to the meanings of such phrases and the applicability or non-applicability of this bylaw provision with respect to any Claim brought by a Claimant.  Although this provision of our Bylaws was adopted to deter frivolous lawsuits, it also may deter stockholder litigation that may be in the best interests of the Company or our stockholders.

The Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to working with you to address any additional questions or comments you may have.

Sincerely,

/s/ Arthur P. Bedrosian
Chief Executive Officer

/s/ Martin P. Galvan
Vice President of Finance, Chief Financial Officer and Treasurer